UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF OCTOBER 2017

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 www.methanex.com
For immediate release

October 25, 2017

METHANEX REPORTS THIRD QUARTER 2017 EARNINGS

VANCOUVER, BRITISH COLUMBIA - For the third quarter of 2017, Methanex (TSX:MX) (NASDAQ:MEOH) reported net income attributable to Methanex shareholders of $32 million ($0.38 per common share on a diluted basis) compared to net income of $84 million ($0.89 per common share on a diluted basis) in the second quarter of 2017. Adjusted EBITDA for the third quarter of 2017 was $143 million and Adjusted net income was $52 million ($0.60 per common share). This compares with Adjusted EBITDA of $174 million and Adjusted net income of $74 million ($0.85 per common share) for the second quarter of 2017.

John Floren, President and CEO of Methanex commented, "The lower Adjusted EBITDA and earnings in the third quarter primarily reflects our lower average realized price during the quarter. Our average realized methanol price decreased $20 per tonne in the quarter to $307 per tonne, which compares to $327 per tonne realized in the second quarter of 2017. We achieved record sales volume in the third quarter of 2017 with sales of 2.8 million tonnes, reflecting a 12% increase over the second quarter of 2017. As we enter the fourth quarter, we are encouraged to see an improvement in methanol prices, supported by healthy methanol demand."

"During the quarter we returned $109 million to shareholders through dividends and share repurchases. To date we have repurchased 5,970,000 common shares, of the 6,152,358 common shares approved, for approximately $277 million since commencement of our normal course issuer bid on March 13, 2017, illustrating the Company's commitment to return excess cash to shareholders. We expect to complete the current repurchase program by the end of October 2017."

"We continue to progress discussions to contract additional gas supply in Chile and Argentina and remain optimistic that our underutilized 1.7 million tonne Chile facilities represent a very low capital cost growth opportunity for Methanex due to the significant progress in developing natural gas reserves in the area. We have low capital and financing requirements in the medium term, and we have the ability to generate significant free cash flow at a wide range of methanol prices.

We recently extended the term of our revolving credit facility to December 2022 to maintain our strong liquidity position. With $307 million of cash on hand at the end of the third quarter, a revolving credit facility, a robust balance sheet and strong cash generation capability, we believe we are well positioned to meet our financial commitments, pursue our near-term growth opportunities in Chile and deliver on our commitment to return excess cash to shareholders through dividends and share repurchases," Floren said.
FURTHER INFORMATION
The information set forth in this news release summarizes Methanex's key financial and operational data for the third quarter of 2017. It is not a complete source of information for readers and is not in any way a substitute for reading the third quarter 2017 Management’s Discussion and Analysis ("MD&A") dated October 25, 2017 and the unaudited condensed consolidated interim financial statements for the period ended September 30, 2017, both of which are available from the Investor Relations section of our website at www.methanex.com. The MD&A and the unaudited condensed consolidated interim financial statements for the period ended September 30, 2017 are also available on the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

METHANEX CORPORATION 2017 THIRD QUARTER NEWS RELEASE    PAGE 1

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Nine Months Ended
($ millions except per share amounts and where noted)	Sep 30 2017	Jun 30 2017	Sep 30 2016	Sep 30 2017	Sep 30 2016
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,765	1,614	1,749	5,245	5,158
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,753	1,790	1,860	5,299	5,078
Purchased methanol	757	387	411	1,656	1,366
Commission sales	261	297	205	862	513
Total sales volume [1]	2,771	2,474	2,476	7,817	6,957

Methanex average non-discounted posted price ($ per tonne) [2]	351	398	272	394	268
Average realized price ($ per tonne) [3]	307	327	236	332	230

Revenue	720	669	510	2,199	1,413
Adjusted revenue	775	716	537	2,322	1,483
Adjusted EBITDA	143	174	74	584	148
Cash flows from operating activities	131	250	74	602	178
Adjusted net income (loss)	52	74	(1)	266	(56)
Net income (loss) (attributable to Methanex shareholders)	32	84	(11)	248	(37)

Adjusted net income (loss) per common share	0.60	0.85	(0.01)	3.03	(0.63)
Basic net income (loss) per common share	0.38	0.96	(0.12)	2.83	(0.42)
Diluted net income (loss) per common share	0.38	0.89	(0.12)	2.83	(0.42)

Common share information (millions of shares)
Weighted average number of common shares	86	88	90	88	90
Diluted weighted average number of common shares	86	88	90	88	90
Number of common shares outstanding, end of period	85	87	90	85	90

[1]
Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own. Methanex-produced methanol includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement ("Tolling Volume"). There has been no Tolling Volume produced since the fourth quarter of 2015.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol, but excluding Tolling Volume.

METHANEX CORPORATION 2017 THIRD QUARTER NEWS RELEASE    PAGE 2

A reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share is as follows:

	Three Months Ended			Nine Months Ended
($ millions except number of shares and per share amounts)	Sep 30 2017	Jun 30 2017	Sep 30 2016	Sep 30 2017	Sep 30 2016
Net income (loss) (attributable to Methanex shareholders)	$32	$84	$(11)	$248	$(37)
Mark-to-market impact of share-based compensation, net of tax	20	(10)	10	18	2
Argentina gas settlement, net of tax	—	—	—	—	(21)
Adjusted net income (loss)	$52	$74	$(1)	$266	$(56)
Diluted weighted average shares outstanding (millions)	86	88	90	88	90
Adjusted net income (loss) per common share	$0.60	$0.85	$(0.01)	$3.03	$(0.63)

▪
We recorded net income attributable to Methanex shareholders of $32 million during the third quarter of 2017 compared to net income of $84 million in the second quarter of 2017. The decrease in earnings is primarily due to a decrease in our average realized methanol price during the third quarter and the impact on share-based compensation expense due to changes in the Methanex share price.

▪
We recorded Adjusted EBITDA of $143 million for the third quarter of 2017 compared with $174 million for the second quarter of 2017. Adjusted net income was $52 million for the third quarter of 2017 compared to Adjusted net income of $74 million for the second quarter of 2017. The decrease in Adjusted EBITDA and Adjusted net income is primarily due to a decrease in our average realized methanol price to $307 per tonne for the third quarter of 2017 from $327 per tonne for the second quarter of 2017.

▪	Production for the third quarter of 2017 was 1,765,000 tonnes compared with 1,614,000 tonnes for the second quarter of 2017.

▪
Total sales volume for the third quarter of 2017 was a record 2,771,000 tonnes compared with 2,474,000 tonnes for the second quarter of 2017. Sales of Methanex-produced methanol were 1,753,000 tonnes in the third quarter of 2017 compared with 1,790,000 tonnes in the second quarter of 2017.

▪
Cash flows from operating activities in the third quarter of 2017 were $131 million compared with $250 million for the second quarter of 2017, a decrease of $119 million. We generated cash flows from operating activities before changes in non-cash working capital of $151 million during the third quarter of 2017 compared with $178 million in the second quarter of 2017. The decrease of $27 million is primarily the result of the impact of lower realized methanol prices.

▪
Our planned capital expenditures directed towards maintenance, turnarounds and catalyst changes for operations, including our 63.1% share of Atlas and 50% of Egypt, is currently estimated to be approximately $20 million to the end of 2017.

▪
During the third quarter of 2017 we repurchased 1,774,800 common shares for $83 million. To date we have repurchased 5,970,000 common shares under the current normal course issuer bid for approximately $277 million. We expect to complete the current repurchase program by the end of October 2017.

▪	During the third quarter of 2017 we paid a $0.30 per common share dividend to shareholders for a total of $26 million.

▪	In October 2017, we renewed and extended our $300 million revolving credit facility for a five year term to December 2022.

METHANEX CORPORATION 2017 THIRD QUARTER NEWS RELEASE    PAGE 3

PRODUCTION HIGHLIGHTS

	Q3 2017		Q2 2017	Q3 2016	YTD Q3 2017	YTD Q3 2016
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production	Production	Production
New Zealand [2]	608	502	350	559	1,385	1,645
Geismar (USA)	500	499	437	519	1,429	1,529
Trinidad (Methanex interest) [3]	500	457	449	420	1,302	1,150
Egypt (50% interest)	158	71	159	69	389	197
Medicine Hat (Canada)	150	158	159	114	435	396
Chile [4]	220	78	60	68	305	241
	2,136	1,765	1,614	1,749	5,245	5,158

[1]
Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. Our current annual operating capacity is 8.5 million tonnes, including 0.9 million tonnes related to our Chile operations. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst.

[2]	The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility.

[3]	The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities.

[4]	The production capacity of our Chile I and IV facilities is 1.7 million tonnes annually assuming access to natural gas feedstock.
Key production and operational highlights during the third quarter include:

▪
New Zealand production was 502,000 tonnes compared with 350,000 tonnes in the second quarter of 2017. During the second quarter of 2017 production was impacted mainly as a result of a planned turnaround at the Motunui 1 facility.

▪	Geismar production rates were strong following planned maintenance activities completed at Geismar 1 in May and at Geismar 2 in mid-July 2017, with production of 499,000 tonnes.

▪
Trinidad production was 457,000 tonnes (Methanex interest). We continue to experience gas curtailments in Trinidad with production in the third quarter of 2017 at similar levels compared to the second quarter of 2017.

▪
Egypt production was 71,000 tonnes (Methanex share). During the third quarter of 2017 production was lower as a result of a planned turnaround. Following the turnaround, the plant restarted and continued to run at high rates for the remainder of the quarter.

▪	Medicine Hat has continued to run at high rates with production of 158,000 tonnes.

▪
Chile production was 78,000 tonnes, produced using only natural gas supply from Chile. For the second consecutive year we produced methanol throughout the southern hemisphere winter months, a period of typically lower gas deliveries.

METHANEX CORPORATION 2017 THIRD QUARTER NEWS RELEASE    PAGE 4

CONFERENCE CALL
A conference call is scheduled for October 26, 2017 at 12:00 noon ET (9:00 am PT) to review these third quarter results. To access the call, dial the conferencing operator ten minutes prior to the start of the call at (416) 340-2216, or toll free at (800) 273-9672. A simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com. A playback version of the conference call will be available until November 9, 2017 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 3369750#. The webcast will be available on our website for two weeks following the call.
ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".
FORWARD-LOOKING INFORMATION WARNING
This third quarter 2017 press release contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to Forward-Looking Information Warning in the third quarter 2017 Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
NON-GAAP MEASURES
The Company has used the terms Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP measures on page 13 of the Company's MD&A for the period ended September 30, 2017 for reconciliations to the most comparable GAAP measures. Unless otherwise indicated, the financial information presented in this release is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

-end-

For further information, contact:

Sandra Daycock
Director, Investor Relations
Methanex Corporation
604-661-2600

METHANEX CORPORATION 2017 THIRD QUARTER NEWS RELEASE    PAGE 5

3
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
AST Trust Company (Canada)
320 Bay Street
Toronto, Ontario Canada M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2017
At October 25, 2017 the Company had 83,936,844 common shares issued and outstanding and stock options exercisable for 1,887,321 additional common shares.
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS ("MD&A")
Except where otherwise noted, all currency amounts are stated in United States dollars.
FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪	A reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share is as follows:

	Three Months Ended			Nine Months Ended
($ millions except number of shares and per share amounts)	Sep 30 2017	Jun 30 2017	Sep 30 2016	Sep 30 2017	Sep 30 2016
Net income (loss) (attributable to Methanex shareholders)	$32	$84	$(11)	$248	$(37)
Mark-to-market impact of share-based compensation, net of tax	20	(10)	10	18	2
Argentina gas settlement, net of tax	—	—	—	—	(21)
Adjusted net income (loss) [1]	$52	$74	$(1)	$266	$(56)
Diluted weighted average shares outstanding (millions)	86	88	90	88	90
Adjusted net income (loss) per common share [1]	$0.60	$0.85	$(0.01)	$3.03	$(0.63)

[1]
The Company has used the terms Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 13 of the MD&A for reconciliations to the most comparable GAAP measures.

▪
We recorded net income attributable to Methanex shareholders of $32 million during the third quarter of 2017 compared to net income of $84 million in the second quarter of 2017. The decrease in earnings is primarily due to a decrease in our average realized methanol price during the third quarter and the impact on share-based compensation expense due to changes in the Methanex share price.

▪
We recorded Adjusted EBITDA of $143 million for the third quarter of 2017 compared with $174 million for the second quarter of 2017. Adjusted net income was $52 million for the third quarter of 2017 compared to Adjusted net income of $74 million for the second quarter of 2017. The decrease in Adjusted EBITDA and Adjusted net income is primarily due to a decrease in our average realized methanol price to $307 per tonne for the third quarter of 2017 from $327 per tonne for the second quarter of 2017.

▪	Production for the third quarter of 2017 was 1,765,000 tonnes compared with 1,614,000 tonnes for the second quarter of 2017. Refer to the Production Summary section on page 4 of the MD&A.

▪
Total sales volume for the third quarter of 2017 was a record 2,771,000 tonnes compared with 2,474,000 tonnes for the second quarter of 2017. Sales of Methanex-produced methanol were 1,753,000 tonnes in the third quarter of 2017 compared with 1,790,000 tonnes in the second quarter of 2017.

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

▪
Cash flows from operating activities in the third quarter of 2017 were $131 million compared with $250 million for the second quarter of 2017, a decrease of $119 million. We generated cash flows from operating activities before changes in non-cash working capital of $151 million during the third quarter of 2017 compared with $178 million in the second quarter of 2017. The decrease of $27 million is primarily the result of the impact of lower realized methanol prices.

▪
Our planned capital expenditures directed towards maintenance, turnarounds and catalyst changes for operations, including our 63.1% share of Atlas and 50% of Egypt, is currently estimated to be approximately $20 million to the end of 2017.

▪
During the third quarter of 2017 we repurchased 1,774,800 common shares for $83 million. To date we have repurchased 5,970,000 common shares under the current normal course issuer bid for approximately $277 million. We expect to complete the current repurchase program by the end of October 2017.

▪	During the third quarter of 2017 we paid a $0.30 per common share dividend to shareholders for a total of $26 million.

▪	In October 2017, we renewed and extended our $300 million revolving credit facility for a five year term to December 2022.

This Third Quarter 2017 Management’s Discussion and Analysis dated October 25, 2017 for Methanex Corporation ("the Company") should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the period ended September 30, 2017 as well as the 2016 Annual Consolidated Financial Statements and MD&A included in the Methanex 2016 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Methanex 2016 Annual Report and additional information relating to Methanex is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 2
MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Nine Months Ended
($ millions except per share amounts and where noted)	Sep 30 2017	Jun 30 2017	Sep 30 2016	Sep 30 2017	Sep 30 2016
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,765	1,614	1,749	5,245	5,158
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,753	1,790	1,860	5,299	5,078
Purchased methanol	757	387	411	1,656	1,366
Commission sales	261	297	205	862	513
Total sales volume [1]	2,771	2,474	2,476	7,817	6,957

Methanex average non-discounted posted price ($ per tonne) [2]	351	398	272	394	268
Average realized price ($ per tonne) [3]	307	327	236	332	230

Revenue	720	669	510	2,199	1,413
Adjusted revenue	775	716	537	2,322	1,483
Adjusted EBITDA	143	174	74	584	148
Cash flows from operating activities	131	250	74	602	178
Adjusted net income (loss)	52	74	(1)	266	(56)
Net income (loss) (attributable to Methanex shareholders)	32	84	(11)	248	(37)

Adjusted net income (loss) per common share	0.60	0.85	(0.01)	3.03	(0.63)
Basic net income (loss) per common share	0.38	0.96	(0.12)	2.83	(0.42)
Diluted net income (loss) per common share	0.38	0.89	(0.12)	2.83	(0.42)

Common share information (millions of shares)
Weighted average number of common shares	86	88	90	88	90
Diluted weighted average number of common shares	86	88	90	88	90
Number of common shares outstanding, end of period	85	87	90	85	90

[1]
Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own. Methanex-produced methanol includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement ("Tolling Volume"). There has been no Tolling Volume produced since the fourth quarter of 2015.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol, but excluding Tolling Volume.

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 3
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

	Q3 2017		Q2 2017	Q3 2016	YTD Q3 2017	YTD Q3 2016
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production	Production	Production
New Zealand [2]	608	502	350	559	1,385	1,645
Geismar (USA)	500	499	437	519	1,429	1,529
Trinidad (Methanex interest) [3]	500	457	449	420	1,302	1,150
Egypt (50% interest)	158	71	159	69	389	197
Medicine Hat (Canada)	150	158	159	114	435	396
Chile [4]	220	78	60	68	305	241
	2,136	1,765	1,614	1,749	5,245	5,158

[1]
Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. Our current annual operating capacity is 8.5 million tonnes, including 0.9 million tonnes related to our Chile operations. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst.

[2]	The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility (refer to the New Zealand section below).

[3]	The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities (refer to the Trinidad section below).

[4]	The production capacity of our Chile I and IV facilities is 1.7 million tonnes annually assuming access to natural gas feedstock.
New Zealand
The New Zealand facilities produced 502,000 tonnes of methanol in the third quarter of 2017 compared with 350,000 tonnes in the second quarter of 2017. During the second quarter of 2017 production was impacted mainly as a result of a planned turnaround at the Motunui 1 facility. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition.
United States
The Geismar facilities produced 499,000 tonnes during the third quarter of 2017 compared to 437,000 tonnes during the second quarter of 2017. During the second quarter of 2017 production was impacted as a result of planned maintenance activities undertaken at both of the Geismar plants. Maintenance activities were completed at Geismar 1 in May and at Geismar 2 in mid-July 2017.
Trinidad
The Trinidad facilities produced 457,000 tonnes (Methanex interest) in the third quarter of 2017 compared with 449,000 tonnes (Methanex interest) in the second quarter of 2017. We continue to experience gas curtailments in Trinidad with production in the third quarter of 2017 at similar levels compared to the second quarter of 2017.
Egypt
The Egypt facility produced 142,000 tonnes (Methanex share - 71,000 tonnes) in the third quarter of 2017 compared to 318,000 tonnes (Methanex share - 159,000 tonnes) in the second quarter of 2017. During the third quarter of 2017 production was lower as a result of a planned turnaround. Following the turnaround, the plant restarted and continued to run at high rates for the remainder of the quarter.

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 4
MANAGEMENT’S DISCUSSION AND ANALYSIS

The Egypt facility has experienced periodic natural gas supply restrictions since mid-2012. Gas deliveries in 2017 have improved significantly compared to 2016. We are optimistic that the strong efforts by Egyptian governmental entities to fast-track existing and new upstream gas supply in Egypt are leading to improved gas deliveries and an improved outlook for gas deliveries in the medium term.
Canada
The Medicine Hat facility produced 158,000 tonnes during the third quarter of 2017 compared with 159,000 tonnes during the second quarter of 2017.
Chile
The Chile facility produced 78,000 tonnes during the third quarter of 2017, using only natural gas supplies from Chile, compared to 60,000 tonnes during the second quarter of 2017. For the second consecutive year we produced methanol throughout the southern hemisphere winter months, a period of typically lower gas deliveries.

The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina. We continue to be optimistic that our underutilized 1.7 million tonne Chile facilities represent a very low capital cost growth opportunity for Methanex due to the significant progress in developing natural gas reserves in the area.
FINANCIAL RESULTS

For the third quarter of 2017, we reported net income attributable to Methanex shareholders of $32 million ($0.38 per common share on a diluted basis) compared with net income attributable to Methanex shareholders for the second quarter of 2017 of $84 million ($0.89 per common share on a diluted basis).

For the third quarter of 2017, we recorded Adjusted EBITDA of $143 million and Adjusted net income of $52 million ($0.60 per common share). This compares with Adjusted EBITDA of $174 million and Adjusted net income of $74 million ($0.85 per common share) for the second quarter of 2017.

We calculate Adjusted EBITDA and Adjusted net income (loss) by including amounts related to our equity share of the Atlas facility (63.1% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 13 of the MD&A for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 5
MANAGEMENT’S DISCUSSION AND ANALYSIS

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income (loss) is as follows:

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2017	Jun 30 2017	Sep 30 2016	Sep 30 2017	Sep 30 2016
Consolidated statements of income (loss):
Revenue	$720	$669	$510	$2,199	$1,413
Cost of sales and operating expenses	(625)	(502)	(460)	(1,686)	(1,294)
Mark-to-market impact of share-based compensation	24	(12)	12	22	3
Adjusted EBITDA (attributable to associate)	37	41	18	112	39
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(13)	(22)	(6)	(63)	(13)
Adjusted EBITDA (attributable to Methanex shareholders)	143	174	74	584	148

Mark-to-market impact of share-based compensation	(24)	12	(12)	(22)	(3)
Depreciation and amortization	(58)	(61)	(62)	(175)	(173)
Argentina gas settlement	—	—	—	—	33
Finance costs	(25)	(24)	(23)	(71)	(66)
Finance income and other expenses	4	6	2	9	5
Income tax recovery (expense)	3	(9)	10	(43)	20
Earnings of associate adjustment [1]	(18)	(19)	(10)	(55)	(29)
Non-controlling interests adjustment [1]	7	5	10	21	28
Net income (loss) (attributable to Methanex shareholders)	$32	$84	$(11)	$248	$(37)
Net income (loss)	$38	$101	$(15)	$290	$(53)

[1]
These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted EBITDA (attributable to Methanex shareholders)

Our operations consist of a single operating segment - the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 16 of the MD&A. Changes in these components - average realized price, sales volume and total cash costs - similarly impact net income or loss attributable to Methanex shareholders.

The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q3 2017 compared with Q2 2017	Q3 2017 compared with Q3 2016	YTD Q3 2017 compared with YTD Q3 2016
Average realized price	$(51)	$180	$721
Sales volume	33	13	23
Total cash costs	(13)	(124)	(308)
Increase (decrease) in Adjusted EBITDA	$(31)	$69	$436

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 6
MANAGEMENT’S DISCUSSION AND ANALYSIS

Average realized price

	Three Months Ended			Nine Months Ended
($ per tonne)	Sep 30 2017	Jun 30 2017	Sep 30 2016	Sep 30 2017	Sep 30 2016
Methanex average non-discounted posted price	351	398	272	394	268
Methanex average realized price	307	327	236	332	230

Methanex’s average realized price for the third quarter of 2017 decreased compared to the second quarter of 2017 driven by lower average non-discounted posted prices in North America, Asia Pacific and Europe (refer to Supply/Demand Fundamentals section on page 11 of the MD&A for more information). Our average realized price for the third quarter of 2017 was $307 per tonne compared with $327 per tonne in the second quarter of 2017 and $236 per tonne in the third quarter of 2016. The decrease in average realized price for the third quarter of 2017 compared with the second quarter of 2017 decreased Adjusted EBITDA by $51 million, and the increase in average realized price for the third quarter of 2017 compared with the third quarter of 2016 increased Adjusted EBITDA by $180 million.

For the nine months ended September 30, 2017, Methanex's average non-discounted posted price increased to $394 per tonne from $268 per tonne for same period in 2016. Our average realized price increased to $332 per tonne for the nine months ended September 30, 2017 from $230 per tonne for the same period in 2016. This change in average realized price increased Adjusted EBITDA by $721 million.
Sales volume
Methanol sales volume excluding commission sales volume in the third quarter of 2017 was 333,000 tonnes higher than the second quarter of 2017 and 239,000 tonnes higher than the third quarter of 2016. The increase in the third quarter of 2017 compared to the second quarter of 2017 and the third quarter of 2016 increased Adjusted EBITDA by $33 million and $13 million, respectively. For the nine months ended September 30, 2017 compared with the same period in 2016, methanol sales volume excluding commission sales volume was 511,000 tonnes higher and this resulted in higher Adjusted EBITDA by $23 million.
Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of Methanex-produced methanol and changes in the cost of methanol we purchase from others ("purchased methanol"). More than half of our production is underpinned by natural gas purchase agreements with pricing terms that include base and variable price components linked to the price of methanol. We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts within the major global markets.

We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 7
MANAGEMENT’S DISCUSSION AND ANALYSIS

The changes in Adjusted EBITDA due to changes in total cash costs were due to the following:

($ millions)	Q3 2017 compared with Q2 2017	Q3 2017 compared with Q3 2016	YTD Q3 2017 compared with YTD Q3 2016
Methanex-produced methanol costs	$7	$(36)	$(108)
Proportion of Methanex-produced methanol sales	(55)	(18)	(10)
Purchased methanol costs	47	(62)	(185)
Other, net	(12)	(8)	(5)
Increase (decrease) in Adjusted EBITDA due to changes in total cash costs	$(13)	$(124)	$(308)
Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas for more than half of our production under agreements where the unique terms of each contract include a base price and a variable price component linked to the price of methanol to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. For the three and nine months ended September 30, 2017 compared with the same periods in 2016, Methanex-produced methanol costs were higher by $36 million and $108 million, respectively, primarily due to the impact of changes in realized methanol prices on the variable portion of our natural gas costs. For the third quarter of 2017 compared with the second quarter of 2017, Methanex-produced methanol costs were lower by $7 million primarily due to the impact of changes in realized methanol prices on the variable portion of our natural gas costs and changes in the mix of production sold from inventory.
Proportion of Methanex-produced methanol sales
The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the third quarter of 2017 compared with the second quarter of 2017 and the third quarter of 2016, a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $55 million and $18 million, respectively. For the nine months ended September 30, 2017 compared with the same period in 2016, a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $10 million.
Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing and the timing of purchases sold from inventory.
Other, net
Other, net relates to logistics costs, selling, general and administrative expenses and other operational charges.

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 8
MANAGEMENT’S DISCUSSION AND ANALYSIS

Mark-to-Market Impact of Share-based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income (loss) and analyzed separately.

	Three Months Ended			Nine Months Ended
($ millions except share share price)	Sep 30 2017	Jun 30 2017	Sep 30 2016	Sep 30 2017	Sep 30 2016
Methanex Corporation share price [1]	$50.30	$44.05	$35.68	$50.30	$35.68
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income (loss)	2	4	1	9	9
Mark-to-market impact due to change in share price	24	(12)	12	22	3
Total share-based compensation expense (recovery), before tax	$26	$(8)	$13	$31	$12

[1]	US dollar share price of Methanex Corporation as quoted on the NASDAQ Global Market on the last trading day of the respective period.

For all periods presented, the mark-to-market impact on share-based compensation is primarily due to changes in the Methanex Corporation share price.
Depreciation and Amortization

Depreciation and amortization was $58 million for the third quarter of 2017 compared with $61 million for the second quarter of 2017 and $62 million for the third quarter of 2016. The decrease in depreciation and amortization for the third quarter of 2017 compared to the second quarter of 2017 is primarily due to lower unabsorbed depreciation recognized for production sites impacted by production outages and lower sales of Methanex-produced methanol. Depreciation and amortization for the nine months ended September 30, 2017 was $175 million compared with $173 million for the same period in 2016.
Finance Costs

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2017	Jun 30 2017	Sep 30 2016	Sep 30 2017	Sep 30 2016
Finance costs	$25	$24	$23	$71	$66

Finance costs are primarily comprised of interest on the unsecured notes, limited recourse debt facilities and finance lease obligations. Finance costs for the third quarter of 2017 are comparable to those for the second quarter of 2017. The increase in finance costs for the three and nine month periods ended September 30, 2017 compared to the same periods in 2016 is primarily due to interest incurred relating to ocean going vessels treated as finance leases.
Finance Income and Other Expenses

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2017	Jun 30 2017	Sep 30 2016	Sep 30 2017	Sep 30 2016
Finance income and other expenses	$4	$6	$2	$9	$5
The change in finance income and other expenses for all periods presented is primarily due to the impact of changes in foreign exchange rates.

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 9
MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Taxes

A summary of our income taxes for the third quarter of 2017 compared to the second quarter of 2017 and the nine month period ended September 30, 2017 compared to the same period in 2016 is as follows:

	Three months ended September 30, 2017		Three months ended June 30, 2017
($ millions except where noted)	Net Income	Adjusted Net Income	Net Income	Adjusted Net Income
Amount before income tax	$35	$65	$110	$93
Income tax recovery (expense)	3	(13)	(9)	(19)
	$38	$52	$101	$74
Effective tax rate	(9)%	21%	8%	20%

	Nine months ended September 30, 2017		Nine months ended September 30, 2016
($ millions, except where noted)	Net Income	Adjusted Net Income	Net Loss	Adjusted Net Loss
Amount before income tax	$334	$347	$(73)	$(85)
Income tax recovery (expense)	(44)	(81)	20	29
	$290	$266	$(53)	$(56)
Effective tax rate	13%	23%	27%	34%
We earn the majority of our income in New Zealand, Trinidad, the United States, Egypt, Canada and Chile. In Trinidad and Chile, the statutory tax rate is 35%. The statutory rates in Canada and New Zealand are 26.5% and 28%, respectively. The United States statutory tax rate is 36% and the Egypt statutory tax rate is 22.5%. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

The effective tax rate based on Adjusted net income was 21% for the third quarter of 2017 compared to 20% for the second quarter of 2017. The effective tax rate based on Adjusted net income was 23% for the nine month period ended September 30, 2017 compared to 34% for the same period in 2016. Adjusted earnings represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar on our tax balances. In periods with low income levels, the distribution of income and loss between jurisdictions can result in income tax rates that are not indicative of the longer term corporate tax rate.

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 10
MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLY/DEMAND FUNDAMENTALS
Demand
Methanol demand in the third quarter of 2017 was 6% higher compared to the third quarter of 2016. Demand from the MTO sector was strong as most of the MTO facilities that underwent planned maintenance or experienced technical issues during the second quarter of 2017 resumed production early in the third quarter with improved operating rates. There are three additional MTO units currently under construction with the combined capacity to consume over three million tonnes of methanol annually at full operating rates, and we expect these plants to be completed in 2018. The future operating rates of MTO producers will depend on a number of factors, including pricing for their various final products, the degree of downstream integration of these units with other products and the impact of the olefin industry feedstock costs, including naphtha, on relative competitiveness. Traditional chemical demand (which accounts for approximately 55% of global methanol demand) continues to be healthy. We believe that growth in demand from traditional chemical applications is generally correlated to GDP and industrial production growth rates.
Supply
Supply was solid overall in the third quarter of 2017, satisfying healthy methanol demand. Planned maintenance and unplanned outages in the Middle East and Southeast Asia contributed to tighter market conditions later in the quarter. With respect to capacity additions, OCI N.V. and Consolidated Energy Limited (through its subsidiary G2X Energy) continue to progress their jointly owned Natgasoline project, a 1.8 million tonne plant under construction in Beaumont, Texas, with first production expected in the first quarter of 2018 based on recently published construction reports. Yuhuang Chemical is progressing plans to complete a 1.8 million tonne plant towards the end of the decade in St. James Parish, Louisiana. There are a number of other projects under discussion in the United States; however, we believe that there has been limited committed capital to date. In Iran, there are a number of plants at various stages of construction. We expect just over four million tonnes of capacity to come onstream in Iran over the next two years; however, the start-up timing and future operating rates at these facilities will be dependent on various factors. To the end of 2018, we expect approximately four to five million tonnes of new capacity additions in China. Beyond 2018, we anticipate that new capacity additions in China will be modest due to an increasing degree of restrictions placed by the Chinese government on new coal-based capacity additions. We expect that production from new methanol capacity in China will be consumed domestically.
Methanol Price
Our average realized price decreased by $20 per tonne to $307 per tonne from $327 per tonne in the third quarter. The decrease reflects lower weighted average posted prices in North America, Europe and Asia compared to the second quarter.
Methanex's posted prices stabilized early in the third quarter of 2017, rose late in the third quarter in North America and Asia and increased in all regions early in the fourth quarter, supported by stronger market fundamentals. Contract prices moved higher in October to $396 per tonne and $400 per tonne in North America and Asia, respectively, and the Methanex European posted contract price also moved higher for the fourth quarter of 2017 by €10 to €330 per tonne. The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	Oct 2017	Sep 2017	Aug 2017	Jul 2017
North America	396	386	376	376
Europe [2]	390	365	365	365
Asia Pacific	400	350	320	320
1    Discounts from our posted prices are offered to customers based on various factors.

[2]	€330 for Q4 2017 (Q3 2017 – €320) converted to United States dollars.

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 11
MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities in the third quarter of 2017 were $131 million compared with $250 million for the second quarter of 2017 and $74 million for the third quarter of 2016. Cash flows from operating activities for the nine month period ended September 30, 2017 were $602 million compared with $178 million for the same period in 2016. The changes in cash flows from operating activities resulted from changes in the following:

($ millions)	Q3 2017 compared with Q2 2017	Q3 2017 compared with Q3 2016	YTD Q3 2017 compared with YTD Q3 2016
Change in Adjusted EBITDA (attributable to Methanex shareholders)	$(31)	$69	$436
Deduct change in Adjusted EBITDA of associate	4	(19)	(73)
Dividends received from associate	7	21	34
Cash flows attributable to non-controlling interests	(9)	7	50
Non-cash working capital	(92)	(22)	6
Income taxes paid	1	(8)	(18)
Argentina gas settlement	—	—	(33)
Share-based payments	(1)	(1)	7
Other	2	10	15
Increase (Decrease) in cash flows from operating activities	$(119)	$57	$424

During the third quarter of 2017 we paid a quarterly dividend of $0.30 per common share for a total of $26 million.

In March 2017, the Board of Directors approved a 5% normal course issuer bid which allows us to repurchase for cancellation up to 4,492,141 common shares. In July 2017, the bid was increased to 6,152,358 common shares, representing 10% of the public float at the time of the announcement of the bid and the maximum number of common shares that may be purchased under this bid. During the third quarter of 2017 we repurchased 1,774,800 common shares for $83 million. To date we have repurchased 5,970,000 common shares under the current normal course issuer bid for approximately $277 million. We expect to complete the current repurchase program by the end of October 2017.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a strong balance sheet and financial flexibility. At September 30, 2017, our cash balance was $307 million, including $121 million of cash related to our Egypt entity consolidated on a 100% basis. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity.

Certain conditions have not been met related to the Egypt limited recourse debt facilities, resulting in a restriction on shareholder distributions from the Egypt entity. The Egypt entity continues to be able to fully utilize its funds for operating, capital and financing needs, including the repayment of the Egypt limited recourse debt facilities. Refer to note 5 of the Company’s unaudited condensed consolidated interim financial statements for further details.

We have a committed revolving credit facility with a syndicate of highly rated financial institutions that we have recently renewed and extended for a five year term to December 2022. Refer to note 5 of the Company's unaudited condensed consolidated interim financial statements for further discussion of the terms of the credit facility. We do not have any debt maturities until 2019 other than normal course obligations for principal repayment related to our Egypt and other limited recourse debt facilities.

We continue to progress discussions to contract additional gas supply in Chile and Argentina and remain optimistic that our underutilized 1.7 million tonne Chile facilities represent a very low capital cost growth opportunity for Methanex due to the significant progress in developing natural gas reserves in the area. Project work has commenced for the restart of our Chile IV plant and remains targeted for the third quarter of 2018. The project is budgeted for $55 million; however, major capital spending on the project continues to be subject to our ability to contract additional natural gas. Our planned capital expenditures directed towards maintenance, turnarounds and catalyst changes for operations, including our 63.1% share of Atlas and 50% of Egypt, is currently estimated to be approximately $20 million to the end of 2017.

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 12
MANAGEMENT’S DISCUSSION AND ANALYSIS

We believe we are well positioned to meet our financial commitments, pursue our near-term growth opportunities in Chile and deliver on our commitment to return excess cash to shareholders through dividends and share repurchases.
ANTICIPATED CHANGES TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15") establishing a comprehensive framework for revenue recognition. The standard replaces IAS 18, Revenue and IAS 11, Construction Contracts and related interpretations and is effective for annual periods beginning on or after January 1, 2018. The Company has performed a preliminary assessment of the impact of the new standard and currently anticipates no significant impact on its consolidated financial statements, with the assessment to be finalized in the fourth quarter of 2017.

In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16"), which eliminates the current operating/finance lease dual accounting model for lessees and replaces it with a single, on-balance sheet accounting model, similar to the current finance lease accounting. The standard replaces IAS 17, Leases ("IAS 17") and related interpretations and is effective for annual periods beginning on or after January 1, 2019, with early application permitted. The Company is currently assessing the impact of the new standard including the optional exemptions available. At this stage, the recognition of all leases on balance sheet is expected to increase the assets and liabilities on the Consolidated Statement of Financial Position upon adoption. In addition, the nature and timing of certain expenses related to leases previously classified as operating and presented in cost of sales and operating expenses will now change and be presented in depreciation and amortization and finance costs. As a result, the Company expects that adoption of IFRS 16 will significantly impact the consolidated financial statements. The Company does not intend to early adopt the standard.
CONTROLS AND PROCEDURES

During the third quarter of 2017, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with International Financial Reporting Standards ("IFRS"), we present certain supplemental non-GAAP measures throughout this document. These are Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share, Adjusted revenue and operating income (loss). These measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.
Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income (loss) attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 13
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted EBITDA and Adjusted net income (loss) exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income (loss) is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2017	Jun 30 2017	Sep 30 2016	Sep 30 2017	Sep 30 2016
Net income (loss) (attributable to Methanex shareholders)	$32	$84	$(11)	$248	$(37)
Mark-to-market impact of share-based compensation	24	(12)	12	22	3
Depreciation and amortization	58	61	62	175	173
Argentina gas settlement	—	—	—	—	(33)
Finance costs	25	24	23	71	66
Finance income and other expenses	(4)	(6)	(2)	(9)	(5)
Income tax expense (recovery)	(3)	9	(10)	43	(20)
Earnings of associate adjustment [1]	18	19	10	55	29
Non-controlling interests adjustment [1]	(7)	(5)	(10)	(21)	(28)
Adjusted EBITDA (attributable to Methanex shareholders)	$143	$174	$74	$584	$148

[1]
These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income tax expense associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Common Share

Adjusted net income (loss) and Adjusted net income (loss) per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share:

	Three Months Ended			Nine Months Ended
($ millions except number of shares and per share amounts)	Sep 30 2017	Jun 30 2017	Sep 30 2016	Sep 30 2017	Sep 30 2016
Net income (loss) (attributable to Methanex shareholders)	$32	$84	$(11)	$248	$(37)
Mark-to-market impact of share-based compensation, net of tax	20	(10)	10	18	2
Argentina gas settlement, net of tax	—	—	—	—	(21)
Adjusted net income (loss)	$52	$74	$(1)	$266	$(56)
Diluted weighted average shares outstanding (millions)	86	88	90	88	90
Adjusted net income (loss) per common share	$0.60	$0.85	$(0.01)	$3.03	$(0.63)

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 14
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted Revenue (attributable to Methanex shareholders)
Adjusted revenue differs from the most comparable GAAP measure, revenue, because it excludes revenue relating to 50% of the Egypt methanol facility that we do not own and includes an amount representing our 63.1% share of Atlas revenue. It also includes commission earned on volume marketed on a commission basis related to both the 36.9% of the Atlas methanol facility and the 50% of the Egypt methanol facility that we do not own. A reconciliation from revenue to Adjusted revenue is as follows:

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2017	Jun 30 2017	Sep 30 2016	Sep 30 2017	Sep 30 2016
Revenue	$720	$669	$510	$2,199	$1,413
Methanex share of Atlas revenue [1]	84	91	47	256	117
Non-controlling interests' share of revenue [1]	(27)	(44)	(19)	(129)	(45)
Other adjustments	(2)	—	(1)	(4)	(2)
Adjusted revenue (attributable to Methanex shareholders)	$775	$716	$537	$2,322	$1,483

[1]	Excludes intercompany transactions with the Company.
Operating Income (Loss)

Operating income (loss) is reconciled directly to a GAAP measure in our consolidated statements of income.
QUARTERLY FINANCIAL DATA (UNAUDITED)

Our operations consist of a single operating segment - the production and sale of methanol. Quarterly results vary due to the average realized price of methanol, sales volume and total cash costs. A summary of selected financial information is as follows:

	Three Months Ended
($ millions except per share amounts)	Sep 30 2017	Jun 30 2017	Mar 31 2017	Dec 31 2016
Revenue	$720	$669	$810	$585
Adjusted EBITDA	143	174	267	139
Net income (loss)	32	84	132	24
Adjusted net income (loss)	52	74	140	41
Basic net income (loss) per common share	0.38	0.96	1.47	0.28
Diluted net income (loss) per common share	0.38	0.89	1.46	0.28
Adjusted net income (loss) per common share	0.60	0.85	1.56	0.46

	Three Months Ended
($ millions except per share amounts)	Sep 30 2016	Jun 30 2016	Mar 31 2016	Dec 31 2015
Revenue	$510	$468	$435	$484
Adjusted EBITDA	74	38	36	80
Net income (loss)	(11)	(3)	(23)	10
Adjusted net income (loss)	(1)	(31)	(24)	15
Basic net income (loss) per common share	(0.12)	(0.03)	(0.26)	0.10
Diluted net income (loss) per common share	(0.12)	(0.08)	(0.26)	0.10
Adjusted net income (loss) per common share	(0.01)	(0.34)	(0.27)	0.16

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 15
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment - the production and sale of methanol. We review our financial results by analyzing changes in the components of Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes.

The Company has used the terms Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures section on page 13 of the MD&A for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume, which are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume and Tolling Volume, plus the difference from period to period in commission revenue.

CASH COSTS
The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume and Tolling Volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

SALES VOLUME
The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume and Tolling Volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income (loss), respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share and Adjusted revenue include an amount representing our 63.1% equity share in Atlas. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income (loss) and excludes amounts related to Atlas.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements. We also consolidate less than wholly-owned entities for which we have a controlling interest. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and any entity where we have control. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share and Adjusted revenue exclude the amounts associated with non-controlling interests.

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 16
MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION WARNING

This Third Quarter 2017 Management’s Discussion and Analysis ("MD&A") as well as comments made during the Third Quarter 2017 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same,

•
expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants,

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

•	our expected capital expenditures,

•	anticipated operating rates of our plants,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,

•	availability of committed credit facilities and other financing,

•
our ability to meet covenants or obtain or continue to obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions and the finalization of certain land title registrations and related mortgages which require actions by Egyptian governmental entities,

•	expected impact on our results of operations in Egypt or our financial condition as a consequence of civil unrest or actions taken or inaction by Egyptian governmental entities,

•	our shareholder distribution strategy and anticipated distributions to shareholders,

•	commercial viability and timing of, or our ability to execute, future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities,

•	our financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments, and

•	expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

•	our ability to procure natural gas feedstock on commercially acceptable terms,

•	operating rates of our facilities,

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 17
MANAGEMENT’S DISCUSSION AND ANALYSIS

•
receipt or issuance of third-party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt and governmental approvals related to rights to purchase natural gas,

•	the establishment of new fuel standards,

•	operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	the availability of committed credit facilities and other financing,

•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	absence of a material negative impact from political instability in the countries in which we operate, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,

•	the ability to carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,

•	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile and Egypt,

•
actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,

•	changes in laws or regulations,

•
import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions, and

•	other risks described in our 2016 Annual Management’s Discussion and Analysis and this Third Quarter 2017 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 18
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation
Consolidated Statements of Income (Loss) (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 30 2017	Sep 30 2016	Sep 30 2017	Sep 30 2016
Revenue	$719,696	$510,094	$2,199,209	$1,412,840
Cost of sales and operating expenses	(624,505)	(460,441)	(1,686,215)	(1,294,263)
Depreciation and amortization	(57,929)	(61,177)	(174,910)	(172,650)
Argentina gas settlement	—	—	—	32,500
Operating income (loss)	37,262	(11,524)	338,084	(21,573)
Earnings of associate (note 4)	18,889	8,268	57,644	10,355
Finance costs	(24,866)	(23,389)	(71,495)	(66,248)
Finance income and other expenses	3,814	1,607	9,442	4,595
Income (loss) before income taxes	35,099	(25,038)	333,675	(72,871)
Income tax recovery (expense):
Current	(11,460)	(13,337)	(52,398)	(39,666)
Deferred	14,743	22,881	8,923	59,430
	3,283	9,544	(43,475)	19,764
Net income (loss)	$38,382	$(15,494)	$290,200	$(53,107)
Attributable to:
Methanex Corporation shareholders	$32,381	$(11,112)	$248,096	$(37,387)
Non-controlling interests	6,001	(4,382)	42,104	(15,720)
	$38,382	$(15,494)	$290,200	$(53,107)

Income (loss) per common share for the period attributable to Methanex Corporation shareholders
Basic net income (loss) per common share	$0.38	$(0.12)	$2.83	$(0.42)
Diluted net income (loss) per common share (note 6)	$0.38	$(0.12)	$2.83	$(0.42)

Weighted average number of common shares outstanding (note 6)	85,769,423	89,800,458	87,727,375	89,772,093
Diluted weighted average number of common shares outstanding (note 6)	85,819,984	89,800,458	87,781,012	89,772,093

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 1
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Comprehensive Income (Loss) (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	Sep 30 2017	Sep 30 2016	Sep 30 2017	Sep 30 2016
Net income (loss)	$38,382	$(15,494)	$290,200	$(53,107)
Other comprehensive income (loss):
Items that may be reclassified to income:
Change in fair value of cash flow hedges (note 9)	(17,755)	(1,134)	(96,509)	65,695
Forward element excluded from hedging relationships (note 9)	12,538	(25,370)	71,651	(89,607)
Taxes on above items	1,629	8,754	8,194	7,924
	(3,588)	(17,750)	(16,664)	(15,988)
Comprehensive income (loss)	$34,794	$(33,244)	$273,536	$(69,095)
Attributable to:
Methanex Corporation shareholders	$28,793	$(28,862)	$231,432	$(53,375)
Non-controlling interests	6,001	(4,382)	42,104	(15,720)
	$34,794	$(33,244)	$273,536	$(69,095)

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 2
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Sep 30 2017	Dec 31 2016
ASSETS
Current assets:
Cash and cash equivalents	$307,460	$223,890
Trade and other receivables	515,725	499,603
Inventories (note 2)	300,976	281,328
Prepaid expenses	29,375	20,846
	1,153,536	1,025,667
Non-current assets:
Property, plant and equipment (note 3)	3,033,393	3,117,469
Investment in associate (note 4)	183,190	197,402
Deferred income tax assets	143,455	137,341
Other assets	77,388	78,784
	3,437,426	3,530,996
	$4,590,962	$4,556,663
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$624,650	$523,216
Current maturities on long-term debt (note 5)	57,072	53,997
Current maturities on other long-term liabilities	45,745	29,720
	727,467	606,933
Non-current liabilities:
Long-term debt (note 5)	1,449,542	1,502,209
Other long-term liabilities	382,437	351,191
Deferred income tax liabilities	280,935	290,980
	2,112,914	2,144,380
Equity:
Capital stock	485,621	511,465
Contributed surplus	2,199	2,568
Retained earnings	1,092,984	1,124,104
Accumulated other comprehensive loss	(57,966)	(41,302)
Shareholders' equity	1,522,838	1,596,835
Non-controlling interests	227,743	208,515
Total equity	1,750,581	1,805,350
	$4,590,962	$4,556,663

Subsequent events (note 5)

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 3
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shareholders' Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2015	89,671,198	$509,464	$2,426	$1,235,615	$(27,776)	$1,719,729	$248,844	$1,968,573
Net loss	—	—	—	(37,387)	—	(37,387)	(15,720)	(53,107)
Other comprehensive loss	—	—	—	—	(15,988)	(15,988)	—	(15,988)
Compensation expense recorded for stock options	—	—	509	—	—	509	—	509
Issue of shares on exercise of stock options	137,040	1,100	—	—	—	1,100	—	1,100
Reclassification of grant date fair value on exercise of stock options	—	359	(359)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(74,057)	—	(74,057)	—	(74,057)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(18,498)	(18,498)
Equity contributions by non-controlling interests	—	—	—	—	—	—	525	525
Balance, September 30, 2016	89,808,238	$510,923	$2,576	$1,124,171	$(43,764)	$1,593,906	$215,151	$1,809,057
Net income	—	—	—	24,842	—	24,842	40	24,882
Other comprehensive income (loss)	—	—	—	(169)	2,462	2,293	—	2,293
Compensation expense recorded for stock options	—	—	128	—	—	128	—	128
Issue of shares on exercise of stock options	16,100	406	—	—	—	406	—	406
Reclassification of grant date fair value on exercise of stock options	—	136	(136)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(24,740)	—	(24,740)	—	(24,740)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(6,176)	(6,176)
Equity contributions by non-controlling interests	—	—	—	—	—	—	(500)	(500)
Balance, December 31, 2016	89,824,338	$511,465	$2,568	$1,124,104	$(41,302)	$1,596,835	$208,515	$1,805,350
Net income	—	—	—	248,096	—	248,096	42,104	290,200
Other comprehensive loss	—	—	—	—	(16,664)	(16,664)	—	(16,664)
Compensation expense recorded for stock options	—	—	377	—	—	377	—	377
Issue of shares on exercise of stock options	79,906	2,392	—	—	—	2,392	—	2,392
Reclassification of grant date fair value on exercise of stock options	—	746	(746)	—	—	—	—	—
Payment for shares repurchased	(5,074,800)	(28,982)	—	(202,850)	—	(231,832)	—	(231,832)
Dividend payments to Methanex Corporation shareholders	—	—	—	(76,366)	—	(76,366)	—	(76,366)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(22,876)	(22,876)
Balance, September 30, 2017	84,829,444	$485,621	$2,199	$1,092,984	$(57,966)	$1,522,838	$227,743	$1,750,581

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 4
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	Sep 30 2017	Sep 30 2016	Sep 30 2017	Sep 30 2016
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES
Net income (loss)	$38,382	$(15,494)	$290,200	$(53,107)
Deduct earnings of associate	(18,889)	(8,268)	(57,644)	(10,355)
Dividends received from associate	27,133	6,310	71,934	37,860
Add (deduct) non-cash items:
Depreciation and amortization	57,929	61,177	174,910	172,650
Income tax expense (recovery)	(3,283)	(9,544)	43,475	(19,764)
Share-based compensation expense	25,870	13,265	30,500	12,613
Finance costs	24,866	23,389	71,495	66,248
Other	1,268	429	3,885	2,558
Income taxes refunded (paid)	(6,352)	2,296	(18,229)	212
Other cash receipts (payments), including share-based compensation	3,866	(1,663)	(3,127)	(19,327)
Cash flows from operating activities before undernoted	150,790	71,897	607,399	189,588
Changes in non-cash working capital (note 8)	(19,690)	2,033	(5,883)	(11,883)
	131,100	73,930	601,516	177,705

CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	(83,133)	—	(231,832)	—
Dividend payments to Methanex Corporation shareholders	(25,583)	(24,658)	(76,366)	(74,057)
Interest paid	(15,621)	(12,637)	(57,907)	(51,373)
Net proceeds on issue of long-term debt	—	26,100	—	65,700
Repayment of long-term debt	(25,309)	(23,345)	(51,910)	(46,329)
Finance leases	(1,751)	(1,443)	(5,103)	(3,800)
Equity contributions by non-controlling interests	—	—	—	525
Distributions to non-controlling interests	(3,080)	(910)	(3,080)	(1,410)
Proceeds on issue of shares on exercise of stock options	795	302	2,392	1,100
Changes in non-cash working capital related to financing activities (note 8)	(3,803)	(5,934)	(14,408)	(17,088)
	(157,485)	(42,525)	(438,214)	(126,732)

CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(32,646)	(28,331)	(81,702)	(89,638)
Other assets	—	—	—	(66)
Changes in non-cash working capital related to investing activities (note 8)	5,158	(8,367)	1,970	17,474
	(27,488)	(36,698)	(79,732)	(72,230)
Increase (decrease) in cash and cash equivalents	(53,873)	(5,293)	83,570	(21,257)
Cash and cash equivalents, beginning of period	361,333	238,970	223,890	254,934
Cash and cash equivalents, end of period	$307,460	$233,677	$307,460	$233,677

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 5
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.

1.	Basis of presentation:

Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") on a basis consistent with those followed in the most recent annual consolidated financial statements.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on October 25, 2017.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2016.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15") establishing a comprehensive framework for revenue recognition. The standard replaces IAS 18, Revenue and IAS 11, Construction Contracts and related interpretations and is effective for annual periods beginning on or after January 1, 2018. The Company has performed a preliminary assessment of the impact of the new standard and currently anticipates no significant impact on its consolidated financial statements, with the assessment to be finalized in the fourth quarter of 2017.

In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16"), which eliminates the current operating/finance lease dual accounting model for lessees and replaces it with a single, on-balance sheet accounting model, similar to the current finance lease accounting. The standard replaces IAS 17, Leases ("IAS 17") and related interpretations and is effective for annual periods beginning on or after January 1, 2019, with early application permitted. The Company is currently assessing the impact of the new standard including the optional exemptions available. At this stage, the recognition of all leases on balance sheet is expected to increase the assets and liabilities on the Consolidated Statement of Financial Position upon adoption. In addition, the nature and timing of certain expenses related to leases previously classified as operating and presented in cost of sales and operating expenses will now change and be presented in depreciation and amortization and finance costs. As a result, the Company expects that adoption of IFRS 16 will significantly impact the consolidated financial statements. The Company does not intend to early adopt the standard.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the three and nine month periods ended September 30, 2017 is $537 million (2016 - $439 million) and $1,587 million (2016 - $1,251 million), respectively.

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 6
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

3.	Property, plant and equipment:

	Buildings, Plant Installations & Machinery	Finance Leases	Other	Total
Cost at September 30, 2017	$4,627,506	$216,176	$273,180	$5,116,862
Accumulated depreciation at September 30, 2017	1,905,219	30,044	148,206	2,083,469
Net book value at September 30, 2017	$2,722,287	$186,132	$124,974	$3,033,393
Cost at December 31, 2016	$4,549,816	$206,260	$272,878	$5,028,954
Accumulated depreciation at December 31, 2016	1,752,540	18,557	140,388	1,911,485
Net book value at December 31, 2016	$2,797,276	$187,703	$132,490	$3,117,469

4.	Interest in Atlas joint venture:

a)
The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Statements of financial position	Sep 30 2017	Dec 31 2016
Cash and cash equivalents	$46,396	$15,530
Other current assets	51,680	45,219
Non-current assets	298,208	324,297
Current liabilities	(66,070)	(24,783)
Other long-term liabilities, including current maturities	(160,851)	(168,253)
Net assets at 100%	169,363	192,010
Net assets at 63.1%	106,868	121,158
Long-term receivable from Atlas	76,322	76,244
Investment in associate	$183,190	$197,402

	Three Months Ended		Nine Months Ended
Statements of income	Sep 30 2017	Sep 30 2016	Sep 30 2017	Sep 30 2016
Revenue	$110,451	$80,247	$353,849	$148,224
Cost of sales and depreciation and amortization	(61,331)	(56,646)	(203,375)	(108,066)
Operating income	49,120	23,601	150,474	40,158
Finance costs, finance income and other expenses	(2,701)	(3,418)	(8,453)	(9,998)
Income tax expense	(16,484)	(7,080)	(50,667)	(13,750)
Net earnings at 100%	29,935	13,103	91,354	16,410
Earnings of associate at 63.1%	18,889	8,268	57,644	10,355

Dividends received from associate	$27,133	$6,310	$71,934	$37,860

b)	Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago has issued assessments against Atlas in respect of the 2005 to 2010 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed price sales contracts from 2005 to 2019 related to methanol produced by Atlas. Atlas had partial relief from corporation income tax until late July 2014.

The Company has lodged objections to the assessments. Based on the merits of the cases and legal interpretation, management believes its position should be sustained.

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 7
MANAGEMENT’S DISCUSSION AND ANALYSIS

5.	Long-term debt:

As at	Sep 30 2017	Dec 31 2016
Unsecured notes
$350 million at 3.25% due December 15, 2019	$347,822	$347,126
$250 million at 5.25% due March 1, 2022	247,973	247,685
$300 million at 4.25% due December 1, 2024	296,785	296,529
$300 million at 5.65% due December 1, 2044	295,139	295,084
	1,187,719	1,186,424
Egypt limited recourse debt facilities	243,888	288,515
Other limited recourse debt facilities	75,007	81,267
Total long-term debt [1]	1,506,614	1,556,206
Less current maturities	(57,072)	(53,997)
	$1,449,542	$1,502,209

[1]	Long-term debt is presented net of deferred financing fees.

During the quarter ended September 30, 2017, the Company made repayments of $2.1 million on its other limited recourse debt facilities. Other limited recourse debt facilities relates to financing for certain of our ocean going vessels which we own through less than wholly-owned entities under the Company's control.

The Company maintains a $300 million committed revolving credit facility with a syndicate of highly rated financial institutions that expires in December 2019. Subsequent to the quarter ended September 30, 2017, we renewed and extended our $300 million revolving credit facility for a five year term to December 2022. Significant covenant and default provisions of the facility include:
a) the obligation to maintain an EBITDA to interest coverage ratio of greater than 2:1 calculated on a four-quarter trailing basis and a debt to capitalization ratio of less than or equal to 55%, both ratios calculated in accordance with definitions in the credit agreement that include adjustments to the limited recourse subsidiaries,
b) a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and
c) a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.

The Egypt limited recourse debt facilities have covenants and default provisions that apply only to the Egypt entity, including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other shareholder distributions. Certain conditions have not been met, resulting in a restriction on shareholder distributions from the Egypt entity. As of September 30, 2017, the Egypt cash balance on a 100% ownership basis was $121 million. The Egypt entity continues to be able to fully utilize its funds for operating, capital and financing needs, including the repayment of the Egypt limited recourse debt facilities.

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans or restrict the payment of cash or other distributions.

As at September 30, 2017, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 8
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

6.	Net income (loss) per common share:

Diluted net income (loss) per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income (loss) per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income (loss) per common share as compared to the cash-settled method. For all periods presented, the cash-settled method was more dilutive and no adjustment was required for the numerator or the denominator.

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. For the three and nine months ended September 30, 2017, stock options were considered dilutive resulting in an adjustment to the denominator. For the three and nine months ended September 30, 2016, the Company incurred a net loss attributable to Methanex shareholders and therefore exclusion of the stock options was more dilutive.

A reconciliation of the numerator used for the purpose of calculating diluted net income (loss) per common share is as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2017	Sep 30 2016	Sep 30 2017	Sep 30 2016
Numerator for basic net income (loss) per common share	$32,381	$(11,112)	$248,096	$(37,387)
Adjustment for the effect of TSARs:
Cash-settled expense (recovery) included in net income	—	—	—	—
Equity-settled expense	—	—	—	—
Numerator for diluted net income (loss) per common share	$32,381	$(11,112)	$248,096	$(37,387)
A reconciliation of the denominator used for the purposes of calculating diluted net income (loss) per common share is as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2017	Sep 30 2016	Sep 30 2017	Sep 30 2016
Denominator for basic net income (loss) per common share	85,769,423	89,800,458	87,727,375	89,772,093
Effect of dilutive stock options	50,561	—	53,637	—
Effect of dilutive TSARs	—	—	—	—
Denominator for diluted net income (loss) per common share	85,819,984	89,800,458	87,781,012	89,772,093

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 9
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

7.	Share-based compensation:

a)	Share appreciation rights ("SARs"), TSARs and stock options:

(i)	Outstanding units:

Information regarding units outstanding at September 30, 2017 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2016	1,511,485	$42.68	2,416,111	$42.10
Granted	167,600	50.15	340,200	50.17
Exercised	(95,455)	27.70	(120,305)	27.29
Cancelled	(10,801)	50.18	(2,200)	34.59
Expired	(5,000)	25.22	—	—
Outstanding at June 30, 2017	1,567,829	$44.39	2,633,806	$43.82
Exercised	(28,799)	33.67	(86,582)	30.74
Outstanding at September 30, 2017	1,539,030	$44.59	2,547,224	$44.27

	Stock Options
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2016	344,767	$40.91
Granted	31,400	50.17
Exercised	(54,720)	29.18
Cancelled	(5,200)	55.22
Outstanding at June 30, 2017	316,247	$43.62
Exercised	(25,186)	31.58
Cancelled	(4,234)	47.60
Outstanding at September 30, 2017	286,827	$44.62

	Units Outstanding at September 30, 2017			Units Exercisable at September 30, 2017
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$25.97 to $35.51	3.43	639,378	$32.72	399,690	$31.60
$38.24 to $73.13	3.99	899,652	53.03	641,245	53.44
	3.76	1,539,030	$44.59	1,040,935	$45.05
TSARs:
$25.97 to $35.51	3.48	1,026,243	$32.94	648,098	$31.97
$38.24 to $73.13	4.03	1,520,981	51.91	1,048,638	52.00
	3.81	2,547,224	$44.27	1,696,736	$44.35
Stock options:
$25.97 to $35.51	3.42	118,850	$32.80	74,180	$31.72
$38.24 to $73.13	3.95	167,977	52.98	121,438	53.33
	3.73	286,827	$44.62	195,618	$45.14

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 10
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at September 30, 2017 was $52.3 million compared with the recorded liability of $47.9 million. The difference between the fair value and the recorded liability of $4.4 million will be recognized over the weighted average remaining vesting period of approximately 1.5 years. The weighted average fair value was estimated at September 30, 2017 using the Black-Scholes option pricing model.

For the three and nine month periods ended September 30, 2017, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expenses of $14.8 million (2016 - expense of $10.9 million) and an expense of $17.3 million (2016 - expense of $9.8 million), respectively. This included an expense of $13.8 million (2016 - expense of $10.0 million) and an expense of $11.1 million (2016 - expense of $3.8 million), respectively, related to the effect of the change in the Company’s share price for the three and nine month periods ended September 30, 2017.

(iii)	Compensation expense related to stock options:

For the three and nine month periods ended September 30, 2017, compensation expense related to stock options included in cost of sales and operating expenses was $0.1 million (2016 - $0.1 million) and $0.4 million (2016 - 0.5 million), respectively. The fair value of each stock option grant was estimated on the grant date using the Black-Scholes option pricing model.

b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at September 30, 2017 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units
Outstanding at December 31, 2016	251,017	18,649	572,272
Granted	7,967	8,100	163,500
Performance factor impact on redemption [1]	—	—	(102,557)
Granted in-lieu of dividends	3,089	349	7,756
Redeemed	(13,789)	—	(34,186)
Cancelled	—	—	(6,320)
Outstanding at June 30, 2017	248,284	27,098	600,465
Granted	1,301	—	—
Granted in-lieu of dividends	1,481	160	3,542
Cancelled	—	—	(203)
Outstanding at September 30, 2017	251,066	27,258	603,804

[1]
Performance share units have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. These units relate to performance share units redeemed in the quarter ended March 31, 2017.

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 11
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at September 30, 2017 was $33.9 million compared with the recorded liability of $28.5 million. The difference between the fair value and the recorded liability of $5.4 million will be recognized over the weighted average remaining vesting period of approximately 1.6 years.

For the three and nine month periods ended September 30, 2017, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $11.2 million (2016 - expense of $2.1 million) and an expense of $13.7 million (2016 - expense of $2.4 million), respectively. This included an expense of $10.6 million (2016 - expense of $1.6 million) and an expense of $11.2 million (2016 - recovery of $0.2 million), respectively, related to the effect of the change in the Company’s share price for the three and nine month periods ended September 30, 2017.

8.	Changes in non-cash working capital:

Changes in non-cash working capital for the three and nine month periods ended September 30, 2017 and 2016 were as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2017	Sep 30 2016	Sep 30 2017	Sep 30 2016
Changes in non-cash working capital:
Trade and other receivables	$(17,424)	$(6,808)	$(16,122)	$91,687
Inventories	(18,039)	6,638	(19,648)	6,166
Prepaid expenses	1,104	(677)	(8,529)	(894)
Trade, other payables and accrued liabilities	34,721	24,108	101,434	(40,279)
	362	23,261	57,135	56,680
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	(18,697)	(35,529)	(75,456)	(68,177)
Changes in non-cash working capital having a cash effect	$(18,335)	$(12,268)	$(18,321)	$(11,497)

These changes relate to the following activities:
Operating	$(19,690)	$2,033	$(5,883)	$(11,883)
Financing	(3,803)	(5,934)	(14,408)	(17,088)
Investing	5,158	(8,367)	1,970	17,474
Changes in non-cash working capital	$(18,335)	$(12,268)	$(18,321)	$(11,497)

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 12
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

9.Financial instruments:

Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and derivative financial instruments to hedge its risk exposure to fluctuations in the euro compared to the U.S. dollar.
The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element excluded from the hedging relationships.
Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates.
Natural gas forward contracts
The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts.
The Company has entered into forward contracts to manage its exposure to changes in natural gas prices for the Geismar 2 facility which it has designated as cash flow hedges. The Company has also entered into physical forward contracts to manage its exposure to changes in natural gas prices for the Medicine Hat facility over the period 2017 to 2022. During the third quarter of 2017, the Company has designated additional contracts for the 2021 and 2022 periods as cash flow hedges for its highly probable forecast natural gas purchases in Medicine Hat. Other costs incurred to transport natural gas from the contracted delivery point, either Henry Hub or AECO, to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship.
As at September 30, 2017, the Company had outstanding forward contracts designated as cash flow hedges with a notional amount of $485 million (December 31, 2016 - $484 million) and a net negative fair value of $85.6 million (December 31, 2016 - $61.9 million) included in other long-term liabilities.
Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
As at September 30, 2017, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 19 million euros (December 31, 2016 - 92 million euros). The euro contracts had a negative fair value of $0.9 million included in current liabilities (December 31, 2016 - positive fair value $0.3 million included in current assets).

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 13
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Fair value
The fair value of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.
The table below shows the nominal net cash flows for derivative hedging instruments, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

	Cash outflows by term to maturity
	1 year or less	1-3 years	3-5 years	More than 5 years	Total
Natural gas forward contracts	(2,702)	(14,292)	(24,778)	(58,495)	$(100,267)
Euro forward exchange contracts	(883)				$(883)
The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	September 30, 2017
As at	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$1,517,449	$1,538,621

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the Company’s long term debt will fluctuate until maturity.

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 14
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Quarterly History (unaudited)

	2017	Q3	Q2	Q1	2016	Q4	Q3	Q2	Q1

METHANOL SALES VOLUME
(thousands of tonnes)

Methanex-produced [1]	5,299	1,753	1,790	1,756	6,828	1,750	1,860	1,689	1,529
Purchased methanol	1,656	757	387	512	1,892	526	411	533	422
Commission sales [1]	862	261	297	304	758	245	205	140	168
	7,817	2,771	2,474	2,572	9,478	2,521	2,476	2,362	2,119
METHANOL PRODUCTION
(thousands of tonnes)

New Zealand	1,385	502	350	533	2,181	536	559	577	509
Geismar (Louisiana, USA)	1,429	499	437	493	2,055	526	519	527	483
Trinidad (Methanex interest)	1,302	457	449	396	1,605	455	420	417	313
Egypt (50% interest)	389	71	159	159	293	96	69	53	75
Medicine Hat (Canada)	435	158	159	118	488	92	114	123	159
Chile	305	78	60	167	395	154	68	73	100
	5,245	1,765	1,614	1,866	7,017	1,859	1,749	1,770	1,639
AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	332	307	327	365	242	278	236	223	230
($/gallon)	1.00	0.92	0.98	1.10	0.73	0.84	0.71	0.67	0.69

PER SHARE INFORMATION ($ per common share attributable to Methanex shareholders)
Adjusted net income (loss)	3.03	0.60	0.85	1.56	(0.17)	0.46	(0.01)	(0.34)	(0.27)
Basic net income (loss)	2.83	0.38	0.96	1.47	(0.14)	0.28	(0.12)	(0.03)	(0.26)
Diluted net income (loss)	2.83	0.38	0.89	1.46	(0.14)	0.28	(0.12)	(0.08)	(0.26)

[1]
Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own. Methanex-produced methanol includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement ("Tolling Volume"). There has been no Tolling Volume produced since the fourth quarter of 2015.

[2]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol, but excluding Tolling Volume.

METHANEX CORPORATION 2017 THIRD QUARTER    PAGE 15
QUARTERLY HISTORY (UNAUDITED)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: October 25, 2017	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel and Corporate Secretary